Exhibit 99.1

Tekmira Pharmaceuticals Comments on Roche Restructuring

For immediate release:	November 17, 2010

Vancouver, B.C. — Tekmira Pharmaceuticals Corporation (TSX: TKM, NASDAQ: TKMR), a leader in RNA interference (RNAi) therapeutics, announced that Roche disclosed earlier today that it plans to undertake a corporate restructuring. As part of this restructuring, Roche stated it intends to discontinue activities in certain areas of research and early development including its research in RNAi.

Dr. Mark J. Murray, Tekmira’s President and CEO, said, “We have enjoyed a productive relationship with Roche for the past several years and respect their strategic decision to focus resources in other areas. At Tekmira, we believe strongly in the future of RNAi drug development and we are committed to advancing our development pipeline and supporting our partners using our leading LNP delivery technology. This confidence is supported not only by the progress we making with our own RNAi-based programs but also by the continued advancement we are seeing across the industry.”

“We do not expect Roche’s decision to have a substantive impact on our business going forward. The majority of our revenue now comes from our exclusive manufacturing relationship with Alnylam Pharmaceuticals and our growing relationship with the United States Government’s Transformational Medical Technologies program. We expect these will be the principal drivers of revenue through 2011, along with the ongoing research relationships we have with Pfizer, Takeda and Bristol-Myers Squibb as well as the opportunity for new business relationships.”

In May 2009, Tekmira and Roche entered into a product development agreement to advance Roche’s RNAi product candidates into human clinical testing.

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s strategy, future operations, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; and Tekmira’s expectations with respect to existing and future agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the developmental milestones and approvals required to trigger funding from the Transformational Medical Technologies program; the use of LNP technology by Tekmira’s development partners and licensees; and the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; and anticipated payments under contracts with Tekmira’s collaborative partners including the U.S. Government will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Short Form Base Shelf Prospectus dated November 4, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Adam Peeler

The Equicom Group

Phone: 416-815-0700 x 225

Email: apeeler@equicomgroup.com

Ian Mortimer

Executive Vice President and Chief Financial Officer

Phone: 604-419-3200

Media

David Ryan

Longview Communications Inc.

Phone: 604-694-6031

Email: dryan@longviewcomms.ca